UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn: Mr. H. Roger Schwall

Re:	AgFeed Industries, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed August 17, 2007 File No. 333-144131

Dear Mr. Schwall:

We represent AgFeed Industries, Inc. (the “Company”). This letter contains the Company’s responses to the comments received from the Staff in its letter dated August 30, 2007 (the “Comment Letter”). For your convenience, we have listed each comment from the Comment Letter in italics with the Company’s response listed in normal type after each comment. All page references in the Company’s response correspond to page numbers in Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (“Amendment No. 2”) which the Company filed with the Commission today.

History, page 15

1.
We note your response to our comment 8 from our letter dated July 27, 2007. Please note that the description of the familial relationship regarding Sunrise Capital International, Inc. differs on pages 16 and 42 of Amendment No. I. Please revise this disclosure.

We have revised the description of the familial relationship regarding Sunrise Capital International, Inc. which is now on page 15 to match the description on page 42 of Amendment No. 2.

2.
We note your response to our comment 9 from our letter dated July 27, 2007. Please note that the filing of a Form 8-K which includes the financial statements of Guangxi Huijie Sci. & Tech. Food Co., Ltd. does not satisfy the requirements of Item 22 of Form SB-2 and Item 310(c) of Regulation S-B. Similarly, the inclusion of pro forma information in the notes to your financial statements does not satisfy the requirements of Item 22 of Form SB-2 and Item 310(d) of Regulation S-B. Revise your SB-2 to include financial statements of the acquired entity and pro forma financial information showing the effects of the transaction. For further guidance regarding the pro forma information, see note 2 to Item 310 of Regulation S-B and Article 11 of Regulation S-X.

We have included the financial statements of the acquired entity at pages F-42 to F-55 of Amendment No. 2 and have provided the pro forma financial information at pages F-56 to F-58 of Amendment No. 2.

Pork Premix, page 18

3.	Indicate that the statement that competitors "charge $500/metric ton on average" is based on your informal survey of your clients.

We have made the requested revision on page 15 of Amendment No. 2.

Market Information, page 17

4.
We note your response to our comment number 10 from our letter dated July 27, 2007. Please note that there remain statements for which you did not provide a source, such as, the statement on page 18 that, "In 2005, the premix market in China totaled $1.45 billion and included over 2,500 companies." Further, certain of the information provided does not match up with the disclosure in your registration statement. For example, you state in your response letter, "total animal feed production in China is 111 million tons in 2006" and on page 17 you state that it was 112.6 million tons in 2006.

The following is a list of statements along with their sources that are mentioned in the  SB-2 Registration Statement:

1. (Page 16, second to last paragraph) China’s feed manufacturing industry is second  only to the United States in volume.

-Please find this statement in the first paragraph of the following website:
http://www.ers.usda.gov/publications/agoutlook/dec1999/ao267f.pdf

2. (Page 16, second to last paragraph) The feed industry grew to approximately 66  million tons in 1998, after growing at an annual rate of 15% from 1990 to 1998.

-Please find this statement in the second sentence of the following website:
http://www.ers.usda.gov/publications/agoutlook/dec1999/ao267f.pdf

3. (Page 16, second to last paragraph) The feed industry grew to approximately 107  million tons in 2005.

-Please find this statement at the following website:
http://www.poultryinfo.org/newschannel/ShowArticle.asp?ArticleID=131847

4. (Page 16, second to last paragraph)The feed industry grew to approximately 111  million tons in 2006.

-Please find the statement at the following website:
http://www.sdxm.gov.cn/art/2007/5/15/art_162_2750.html

5. (Page 16, second to last paragraph) As incomes rise in China, annual meat  consumption is expected to rise from the current 53 kg per person to around 70 kg per  person in the coming years.

-Please visit the following website:  http://english.peopledaily.com.cn/200508/10/eng20050810_201285.html

6. (Page 16, second to last paragraph) Developing countries average 24 kg per person  annually while developed countries average 75 kg per person annually.

-Please visit the following website:
http://www.afma.co.za/afma_template/feedpaper15.html

7. (Page 17, third paragraph) The blended feed market for pork was approximately $12  and $14 billion for 2004 and  2005.

This statement was based on the following three sources:
-Zhang Lixiang et al. 2006. China Feed Industry Development Report. Page: 39.
- http://www.poultryinfo.org/newschannel/ShowArticle.asp?ArticleID=131847
- Reference: China Animal Feed Industry Association. 2004. Overview of China's Feed  Industry 2003. Annual Report of China’s Animal Feed Industry 2004. Page: 3-4.

The total feed output for 2004 and 2005 was 230 billion RMB and 274.2 billion  RMB.The Ratio of Pork Feed = (blended feed for pigs+concentrate feed for pigs+premix feed for  pigs) /feed
=(21.3+11.25+1.61 million tons) /87.12 million
=39.2% (based on 2003 Volume Information - more recent data not yet available)
Pork market=feed market×ratio of pork feed in feed
Thus
Pork market in 2004 = feed market in 2004×ratio of pork feed in feed
=230 billion RMB×39.2%
= 90.2 billion RMB=$12billion (Currency rate: $1=7.78 RMB);

Pork market in 2005 = feed market in 2005×ratio of pork feed in feed
=274.2 billion RMB×39.2%
=107.5 billion RMB=$14 billion (Currency rate: $1=7.78 RMB)

8. (Page 17 , third paragraph) The largest player in the market has approximately a 7%  market share, and forty companies share the top 33% of the market.

-Please visit the following websites:
  http://feed.aweb.com.cn/news/2005/11/24/1659094.shtml
http://www.charcoln.com/report_free_feedstuff2005.htm.

-The largest player is Zheng Da Group and its feed market in 2004 is about 7 million metric tons, China’s feed market in 2004 is 96.57 million metric As a result, the market share of Zheng Da Group(7%)=feed market of Zheng Da Group(7million metric tons)/ China’s total feed market(96.57million metric tons)

-Please visit the following website for the 33% calculation:
http://www.zikoo.com/trend/article/1742.html

9. (Page 17, third paragraph) From 2000 to 2005, blended feed sales have grown at an  average annual rate of 4.5%

-Please visit the following website:
http://www.charcoln.com/report_free_feedstuff2005.htm

10. (Page 17, third paragraph) From 2005 to 2006, blended feed sale growth was 4.6%

-Please visit the following website:
http://www.sdxm.gov.cn/art/2007/5/15/art_162_2750.html

11. (Page 17, fourth paragraph) In 2005, the premix market in China totaled $1.45  billion

-Please visit the following website:
http://www.poultryinfo.org/newschannel/ShowArticle.asp?ArticleID=131847

-The following is an explanation of how the statement was reached:
-The total feed market valued 274.2 billion RMB (equivalent toUS $33 billion) in 2005.
The premix market in China totaled $1.45 billion is calculated by multiplying 274.2  billion RMB (equivalent to US$33 billion) by 4.43%, which is calculated based on the  ratio of premix in the total feed in 2005. 4.4% = 1/(1+5.3+16.4)

12. (Page 17, fourth paragraph) In 2005, the premix market in China included over 2500  companies

This statement comes from the following source: Hu Wenhui. 2006. Premix Enterprises  Call for Restructuring. Feed China ÅJÃ21:18-19.

The following is the English translation of the Chinese article:

Numbers and Output of China’s Premix Enterprises 2001-2005
	2001	2002	2003	2004	2005
Numbers	2,579	2,899	2,848	2,971	3,064
Output/ton	2,286,016	3,162,819	3,258,352	4,055,999	4,737,664

13. (Page 17, fourth paragraph) From 2000 to 2005, premix industry sales grew at an  average annual rate of 13.5%.

-Please visit the following website:
http://www.charcoln.com/report_free_feedstuff2005.htm

14. (Page 17, fourth paragraph) In 2006, the premix market increased 3% from 2005.

-Please visit the following website:
http://www.sdxm.gov.cn/art/2007/5/15/art_162_2750.html

15. (Page 17, fourth paragraph) There is no single dominant market participant, with the  largest player in the market realizing only 1.2% market share.

This statement was based on the following websites:
Da Bei Nong Group leads the premix market with 59,609.6 tons. Please find the data at the following website:
http://www.bjslxh.com/bjsl/tzjb.htm.

The premix market totaled 4.78 million tons. Please find this data at the following website:
http://www.charcoln.com/report_free_feedstuff2005.htm

Hence, the market share realized by the largest player is accounted by the following formula:
59,609.6 tons/4,780,000 tons=1.2%

16. (Page 18, fourth paragraph) China has more than 2,000 raw material producers involved in supplying the animal feed industry.

-This statement came from the following source:
Statistics of China’s Animal Feed Industry.2006. 26-27.

Based on the chart, raw material producers involved in supplying the animal feed  industry refers to feed additive producers and raw material suppliers. Since feed additive  producers totaled 1,099 and raw material suppliers totaled 1,293, raw material producers  involved in supplying the animal feed industry totaled more than 2,000.

17. (Page 20, first paragraph) The largest player in the premix industry commands only  1.2% of the national market.
- This statement was based on the following websites:

Da Bei Nong Group leads the premix market with 59,609.6 tons. Please find the data at the following website:
http://www.bjslxh.com/bjsl/tzjb.htm.

The premix market totaled 4.78 million tons. Please find this data at the following website:
http://www.charcoln.com/report_free_feedstuff2005.htm

Hence, the market share realized by the largest player is accounted by the following formula:
59,609.6 tons/4,780,000 tons=1.2%

18. (Page 20, first paragraph) Nanchang Best leads the pork premix market in Jiangxi Province with a 3.5% market share.

-The Company concluded that there are 22.378 million pigs ready for market in Jiangxi Province based on the following source: “Statistics of China’s Animal Husbandry Industry 2006.” 81-83.

-The following is the reasoning used accompanied with the following source:

In 2005, there were 22.378 million pigs ready for market in Jiangxi Province. Normally, 9kg premix feed is needed to produce a pig based on the following formula:
In China, premix is fed to pigs weighing between 20kg-100kg and blended feed or concentrate feed is only fed to new born pigs weighing 20kg or less. Since it is generally known in Jiangxi’s feed market that a pig eats 2.6 to 3.0 times its weight, the Company took an average of 2.8 for this calculation. This means that a 1kg gain of weight requires 2.8kg of feed, of which 4% premix feed is included. Thus, for every pig, in order to gain 80kg in weight, 9kg of premix feed is needed.  The calculation can be summarized as follows:
80kg x 2.8kg x 4% = 9kg of premix feed

Feed/pig (20kg-100kg pigs)=weight per pig ready to market from 20kg×(feed/weight)
=(100-20)kg× 2.8
=224kg of feed per pig
Premix feed/pig = Feed/pig (20kg-100kg pigs)×4%
=224kg×4%
=9kg

Based on 22.378 million pigs multiplied by 9kg of feed per pig, the Company estimated that Jiangxi’s premix market totaled 201,400 metric tons. Nanchang Best sold 7,000 metric tons of premix in Nanchang. Thus the Company estimated that Nanchang Best leads the pork premix market in the Jiangxi Province with a 3.5% market share.

19. (Page 20, third paragraph) Zheng Da’s prices tend to be higher than the prices at which Nanchang Best and Shanghai Best sell their products.

-This information is based on informal discussions the Company has had with its clients.

20. (Page 20, fourth paragraph) In the Shanghai area, Xinnong leads the market in sales with 7,800 metric tons.

-The Company acquired this information based on its investigation of its competitors.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 29

5.
Explain to us how you have considered providing financial statements of an entity to be acquired and pro forma financial statements showing the effects of the acquisition for the entity that is the subject of the $620,000 deposit disclosed under this section. In this regard, please note that the provisions of Items 310(c) and 310(d) of Regulation S-B apply to probable acquisitions. Additionally, consummation of a transaction is considered probable whenever the registrant's financial statements alone would not provide investors with adequate financial information with which to make an investment decision. See FRC 506.02.c.ii.

The Company does not believe that this acquisition is probable at this date. The only agreement that has been signed is a non-binding letter of intent. The deposit money was paid to cause the target to permit the Company to conduct a due diligence investigation of the target. If the Company is not satisfied with the results of its investigation, then it may return all of the target’s information, withdraw from the deal and receive a full refund of the deposit. Once this investigation is completed to the Company’s satisfaction, the parties must still draft and negotiate definitive deal documents and conduct a closing. These documents will need to be prepared in both Chinese and English. In this situation, the Company’s financial statements alone provide investors with adequate financial information with which to make an investment decision. Accordingly, the Company has concluded that this acquisition is not yet probable and financial statements of the target and pro forma financial statements reflecting the acquisition of the target are not necessary.

Selling Stockholders, page 37

6.
Provide us with an explanation as to why Yang Yang was not indicated as a selling shareholder in your original SB-2. We note that the number of securities owned by Legend Securities, Inc. has decreased by the exact number of securities held by Ms. Yang. Please explain how Ms. Yang received her securities and why it appears that these securities were previously held by Legend Securities, Inc.

Legend Securities, Inc. ("LS") is a registered broker-dealer and member of FINRA (formerly NASD). Ms. Yang is an associated person of LS and is licensed and registered to effect securities transactions through LS. Under FINRA rules, LS may share compensation received from securities transactions with Ms. Yang. Subsequent to the filing of the SB-2, LS informed the Company that Ms. Yang should be allocated part of LS' securities. Ms. Yang is entitled to these securities as compensation for her role as a registered broker through LS.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7.	We note your response to prior comment 34 from our letter dated July 27, 2007. In connection with your response, tell us:

•	definitively whether you have reviewed all of the work performed by Beijing Evertrust CPAs Co., Ltd.;

•	whether the work papers are prepared in English or Chinese and, if in Chinese, how you were able to review them; and,

•	whether you are maintaining the work papers in your possession.

Goldman & Parks LLP, our independent registered public accountant, has reviewed all of the work performed by Beijing Evertrust CPAs Co., Ltd. (“Evertrust”). Evertrust’s work papers were prepared in English and are maintained in the possession of Goldman & Parks LLP.

Note 2 - Summary of Significant Accounting Policies, page F-8

Accounts Receivable, page F-8

8.
We note your response to prior comment 36 from our letter dated July 27, 2007, and do not believe that your revised disclosure addresses our concerns. We note that your accounts receivable balance at June 30, 2007, of $5.3 million represents about 77% of your second quarter revenue. The liquidity section of your management's discussion and analysis should include a discussion of the reasons for the large accounts receivable balance, the age of the receivables, and when you anticipate they will be collected.

The increase in accounts receivable was largely due to the increase in sales for the months of May 2007 and June 2007. Sales in the month of May 2007 were RMB 16.0 million (approximately 31% of sales for the quarter) and sales in the month of June 2007 were RMB 28.5 million (approximately 54% of sales for the quarter). Accordingly, the combined sales for the months of May and June 2007 were 85% of the sales for the quarter. The increase in sales was largely due to the new Airubao product. Given that the Company’s credit terms generally exceed 30 days, this sales increase resulted in a large increase in accounts receivable at June 30, 2007. As of September 20, 2007, the Company has collected a substantial portion of the accounts receivable at June 30, 2007 and expects to collect the remaining accounts receivable as of June 30, 2007, substantially in accordance with its historical collection results so that any uncollected accounts receivable will not have a material adverse effect on its liquidity.

The Company has revised the liquidity section on page 30 of Amendment No. 2 to include this discussion and an analysis of the status of the June 30, 2007 accounts receivable.

9.	Provide us, as supplemental information, your accounts receivable aging as of December 31, 2006 and June 30, 2007.

We have provided with this letter accounts receivable aging reports dated as of December 31, 2006 and June 30, 2007.

Revenue Recognition, page F-10

10.
We note your response to prior comment number 35 from our letter dated July 27, 2007 and your assertion that sales returns and allowances have historically been insignificant. Clearly explain to us whether you offer any return, price protection or similar rights. If so, describe these rights in reasonable detail. Revise your footnote to include corresponding disclosure.

The Company does not offer any of its customers the unconditional right to return purchased products. Customers are only permitted to return defective products. In addition, the Company does not provide any price protection or similar rights to its customers. The Company has revised this footnote to provide this disclosure on page F-11 and page F-32 of Amendment No. 2.

11.
As requested in prior comment number 35, tell us and disclose whether there are any differences in your arrangements with different types of customers, e.g. end-users, distributors or franchisees. If so, clearly describe these differences and explain how these differences are reflected in your revenue recognition policies.

There are no differences in the Company’s arrangements with its different types of customers. Accordingly, the Company does not have different revenue recognition policies for different types of customers. The Company recognizes revenue when products are shipped to or picked up by customers. Customers who satisfy specified volume targets receive an agreed upon rebate, which the Company accrues when the agreed upon volumes are satisfied.

12.	Revise this section to disclose the credit terms you offer.

We have revised this footnote on page F-11 and page F-32 of Amendment No. 2 to disclose the credit terms that we offer to our customers.

The Company offers credit terms ranging from 30 to 90 days for most customers. Form some larger customers, the Company may extend these terms beyond 90 days. The Company also makes full reserve for some individual accounts on a case by case basis as needed based on a customer’s credit standing and payment history.

Segment Reporting, page F-12

13.
We note your response to prior comment 37 from our letter dated July 27, 2007. We continue to await the internal financial reports requested in our prior comment. Additionally, we expect to receive your full analysis under SFAS 131 and note that your response to prior comment 37 does not provide that analysis.

We have provided with this letter the internal financial reports requested in your prior comment.

SFAS 131 paragraph 17 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.    The nature of the products and services;
b.    The nature of the production processes;
c.    The type or class of customer for their products and services;
d.    The methods used to distribute their products; and
e.    Are under the similar regulatory environment.

The principal factor that gives the segments similar economic characteristics is the fact that they share similar competitive and operating risks and have similar trend in sales growth.

However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the Chief Operating Decision Maker ("CODM") uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The Company was formed as a result of the combination/acquisition of three similar companies: Nanchang Best, Shanghai Best and Guangxi Huijie. Nanchang Best and Shanghai Best were under common ownership. The Company acquired each of these companies on October 31, 2006 in a transaction accounted for as a recapitalization of Nanchang Best and Shanghai Best. On December 20, 2006, the Company acquired Guangxi Huijie. As a result of these transactions, the Company presently consists of three subsidiaries owned by one company that is operated by one management team and managed by one board of directors and sells one general product, agricultural feed. The Company’s CODM is a group consisting of, the CEO, the Chairman of the Board, the general managers of the subsidiaries and the CFO.

Each company had its own financial accounting and reporting system prior to the above mentioned transactions and currently each company sends its financial and accounting reports to the Company’s CODM. The Company has not determined to combine the accounting and reporting function and as a result each company produces its own reports that are evaluated by the CODM. However, the CODM makes decisions regarding the overall allocation of the Company’s resources and assesses the Company’s overall performance as opposed to making these decisions at a subsidiary level. Although the Company has three subsidiaries, rather than serving as different business segments, they operate and are managed in the same manner in order to permit the Company to have geographic disbursement of its products in different regions of China.

Based on the factors set forth in paragraph 17 of FAS 131, Management has analyzed the Company’s operations and concluded that the Company operates its business in one operating segment due to the following:

The Company produces and sells the same basic product, agricultural feed, at each of its subsidiaries. At this point, the Company does not produce or sell any products that are not agricultural feed. Each of the subsidiaries has the same general type of competitor and in many instances they each compete with the same companies. Each of the subsidiaries experiences the same level of exposure to the operating risks described in the Risk Factors section of Amendment No. 2 under the headings Risks Related to Our Business and Risks Related to Conducting Our Business in the People’s Republic of China. The subsidiaries share research and development capabilities and results and perform certain administrative duties for the group. Finally, each of the subsidiaries has experienced a similar upward trend in sales growth prompted by the introduction of our Airubao products during the first quarter of 2007 and due to high overall demand for pork products in China.

Agricultural feed is produced in a similar manner at each of the Company’s subsidiaries. Energy sources, protein sources and concentrate are combined to produce the formulation requested by the customer. The finished product is bagged and prepared for sale in the same manner at each location.

As described in the table on page 18 of Amendment No. 2, each subsidiary has the same type of customers, large farms, dealers and franchisees. Furthermore, the ultimate users of the Company’s products at each location are individuals and businesses that predominantly raise pigs.

The methods used to distribute the agricultural feed are the same at each location (direct sales picked up at location or sales to dealers and franchisees that sell to the ultimate users).

Each of the subsidiaries operates under the same regulatory environment in China and has the same general licenses and permits required to conduct its business.

Based on the facts and circumstances presented above, the Company has only one operating segment at the present time.

Exhibits, page II-2

14.	We note your response to our prior comment 44 from our letter dated July 27, 2007. Please note we will need sufficient time to review the legal opinion upon its filing.

We have filed the legal opinion of Hale Lane, the Company’s Nevada counsel, as Exhibit 5.1 to Amendment No. 2.

Please call us if you have any questions regarding Amendment No. 2 or the Company’s response to the Comment Letter.

By:	/s/ William W. Uchimoto
William W. Uchimoto

cc:	Xiong Junhong